Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Hortonworks, Inc.
Commission File No: 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is the transcript of Cloudera’s conference call held on December 5, 2018 for its third quarter fiscal year 2019 financial results.

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CLOUDERA, INC.
CLOUDERA Q3 EARNINGS CALL
INTERVIEW WITH TOM REILLY, JIM FRANKOLA,
HOST: KEVIN COOK
PRODUCER: JAY WEDGE
MEDIA ID: LIVE
KEVIN COOK:

17:01:17;04
Good afternoon and welcome to Cloudera's third quarter fiscal 2019 conference call. We will be discussing the results announced in our press release issued after market close today. From Cloudera with me are Tom Reilly, Chief Executive Officer, Mike Olson, Cofounder, Chairman and Chief Strategy Officer, and Jim Frankola, Chief Financial Officer.

17:01:38;01
During the course of this call, we will make forward-looking statements regarding future events and the future financial performance of the company, including those as merged with Hortonworks. Generally, these statements are identified by the use of words such as "expect," "believe," "anticipate," "intend" and other words that denote future events.

17:01:56;11
These forward-looking statements are subject to material risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We caution you to consider the important risk factors that could cause actual results to differ materially from those in the forward-looking statements, in the press release and this conference call

17:02:14;21
These risk factors are described in our press release and are more fully detailed under the caption "Risk Factors" in our annual report on form 10K, our quarterly report on form 10Q and our other filings with the SEC, including a registration statement on Form S4 containing a joint proxy statement and prospectus of Cloudera and Hortonworks.

17:02:38;12
During this call, we will present both GAAP and non-GAAP financial measures. Non-GAAP measures exclude stock based compensation expense and amortization of acquired and tangible assets. In addition, we provide a non-GAAP weighted average share count for fiscal 2018.

17:02:53;11
These non-GAAP measures are not intended to be considered in isolation from, a substitute for or superior to our GAAP results. And we encour-- we encourage you to-- to consider all measures when analyzing Cloudera's

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performance. Additionally, our commentary today and the guidance we provide are under existing accounting standard ASC605.

17:03:12;08
Note that guidance is provided for Cloudera on a standalone basis. For complete information regarding our non-GAAP financial information, the most directly comparable GAAP measures and a quantitative reconciliation of those figures, please refer to today's press release regarding our third quarter fiscal 2019 results.

17:03:29;14
The press release will also be furnished to the SEC as part of a form 8K. In addition, please note that the date of this conference call is December 5, 2018. And any forward-looking statements that we make today are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update these statements as a result of new information or future events. Now, I'll turn the call over to Tom Reilly.

TOM REILLY:

17:03:56;20
Hello, everyone. Thank you for joining us to discuss our third quarter fiscal 2019 financial performance. I recognize today is very special. It's a national day of mourning for President Bush. Our thoughts and prayers are with the Bush family and the nation. Considering that markets are closed today in honor of this special memory, I appreciate all of you joining us for this call.

17:04:22;25
I will quickly review Q3 results for Cloudera standalone and then update you on a proposed merger with Hortonworks, our combined company strategy and the progress we're making in integration planning. Remember that the transaction was announced on October 3rd in the midst of our third quarter.

17:04:40;03
Despite this major development and all the groundwork we had to lay for the merger, we remained focused and executed well to deliver strong results in the quarter. Total revenue for the third quarter was $118 million representing year-over-year growth of 25%. Subscription software revenue grew 28% year-over-year.

17:05:03;04
Recall that we are very focused on driving expansions at our existing customers and acquiring new customers in our target markets. The sum of existing customers graduating to greater than $100,000 of annual occurring revenue and new customers beginning with annual occurring revenue above $100,000 is our measure of new business activity.

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17:05:27;21
We increase this number by 33 in the quarter for a total of 601 customers with more than $100,000 of ARR at the conclusion of Q3. Reflecting the significance of this measure, these 601 customers represented more than 90% of software revenue in the quarter.

17:05:50;09
While much of our focus is on long term strategy and merger planning, it is reassuring to see continued, favorable results from the go to market changes we initiated a few quarters ago. We added 63 new customers in Q3, predominantly in our target market.

17:06:06;14
Increasingly, our new customer wins are being driven by our hybrid Cloud offerings. We've noted from customer engagements the past few quarters that there is little interest in a public Cloud versus on premises deployment debate. Instead, the hybrid Cloud, in avoidance of Cloud lock-in, themes are amplified. Customers are demanding hybrid and multi-Cloud capability and our competitive advantages here are evident in their decision making.

17:06:36;05
Reinforcing our hybrid Cloud strategy, even our partner AWS announced an on premises appliance last week to dry-- to address the hybrid Cloud expectations of large enterprises. Given our years of investment in both hybrid and multi-Cloud capabilities, we have a strong competitive advantage in this rapidly evolving market. Furthermore, the customer wins in our target market reinforce our field and go to market transformation efforts initiated earlier this year to drive strong net expansion rates.

17:07:12;07
Existing customers continue to renew and expand, contributing to a net expansion rate for Q3 of 127%. Work-loads in the Cloud as measured by instant hours are outpacing this growth. In all, we are pleased with our execution in the quarter. Of course, the big news in Q3 was our announced plan to merge with Hortonworks. Each day, we get more excited to bring these complementary businesses together.

17:07:42;25
Having received early termination of the anti-trust waiting period and having filed our joint proxy statement with Hortonworks, we and Hortonworks plan to hold our respective shareholder meetings to vote on the proposed merger later this month with a completion of the merger to follow soon thereafter. If the closing occurs as planned, we will have completed the transaction ahead of schedule in less than 90 days.

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17:08:10;04
I will now spend a few moments to review the strategic rationale for the combination and update you on our progress with respect to integration planning. As you can see in our S4 registration statement, this is a transaction that Rob Bearden, the CEO of Hortonworks, and I have been considering discussing for several years now.

17:08:29;29
It is a natural alignment and it's always made great business sense. The deal is highly strategic and will position the combined company for enhanced innovation, market expansion and sustained long term growth. It is about achieving the scale needed to compete with a new class of competitors and to service the ever-changing needs of some of the world's most demanding organizations.

17:08:52;06
As a combined company powered by Open Source innovation, we will have the scale and the skills required for market leadership and to capture market growth. To keep things simple, you can think about the merger rationale in two broad buckets. The first is innovation and growth. And the second is market leadership and financial synergies.

17:09:17;15
Let's talk innovation and growth. The combination of Cloudera and Hortonworks will fuel innovation at a greater rate and pace than we could've achieved as standalone companies. The new Cloudera will have the scale, resources and talent to do more and do it faster.

17:09:35;03
Our significant investment in engineers and committers working with the Open Source community will enable us to innovate on key technologies ranging from real-time streaming at the Edge, to an enterprise grade Cloud native data warehouse and a new platform to industrialize AI, all delivered in the industry's first enterprise data Cloud.

17:09:55;24
The enterprise data Cloud is the embodiment of our shared Cloud everywhere vision. Together, we plan to accelerate our Cloud competitiveness and innovation, delivering the only data and analytics offering that is both hybrid and multi-Cloud, supporting all five major public Cloud vendors, AWS, Azure, Google, IBM and Oracle.

17:10:19;24
We aim to bring the right data analytics to data anywhere the enterprise needs to work. The emergence of new Open Source standards, including Kubernetes and Container technology will play a significant role in this strategy, enabling the separation of compute and storage and Cloud-like architectures that customers can run anywhere.

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17:10:40;08
In fact, earlier today at the AI summit, we announced the preview of our next generation Cloud native machine learning platform powered by Kubernetes. Cloudera machine learning will deliver fast provisioning and auto-scaling, as well as containerize distributor processing across multiple Cloud environments.

17:11:03;11
As one company, we will also spark new growth by investing in a unified platform that spans the Edge to AI, broadening the breadth of use cases we support and expanding the markets we serve. We'll blend the strongest elements of each company's technology in this new platform and cross-sell the products that have represented competitive advantage for our respective companies.

17:11:27;20
In recent years, we have each invested in differentiated yet complementary areas. Hortonworks has invested in real-time streaming and data ingest to support IoT use cases at the Edge. Likewise, Cloudera's invested heavily in machine learning and AI to empower data scientists with the state of art tooling to automate machine learning workflows.

17:11:50;09
The new Cloudera will become the only player to offer a complete solution from the Edge to AI. Increasing the use cases we enable, expanding our addressable market, and unlocking great cross-sell opportunities. Specifically, soon after a merger, we plan to sell Hortonworks' Edge offering, HDF, or Hortonworks Data Flow, to existing Cloudera customers. We plan to sell Cloudera Data Science Work Bench to existing Hortonworks customers. These are the first of many cross-sell opportunities we have identified.

17:12:26;05
Okay. Now let's discuss bucket number two, market leadership and financial synergies. The combination of Cloudera and Hortonworks creates a clear market leader and industry standard for a modern data platform, producing significant advantages for customers and partners. Establishing the industry standard minimizes risk and improves clarity for customers.

17:12:49;11
It simplifies customers' evaluation processes and speeds decision making. The standard also focuses the Open Source community's innovative efforts. In terms of the partner ecosystem, a standard streamlines our go to market and development efforts. Partners have had to split resources and focus between our two platforms.

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17:13:13;27
Now, our partners will be able to commit more resources to the relationship and concentrate their investments in a unified platform. For example, we expect to enhance and expand our partnerships with the public Cloud providers as we bring more enterprise customers with production workloads to their platforms.

17:13:32;24
Last, but certainly not least, are the significant financial synergies produced by merging the two companies. We expect to generate substantially more cash in a shorter timeframe than if we had remained independent companies. We will also accelerate the achievement of our long-term target model. Although the merger will generate large cost savings, it is important to note that we intend to invest some of those savings into enhanced, go to market capabilities and the technological innovations mentioned previously.

17:14:06;04
So in summary, the merger will deliver accelerated innovation and growth and establish clear market leadership. The strategic merit and financial benefits are apparent. But merging two companies is hard work. So it has been really encouraging to have our plans validated by countless customers and partners since announcing the merger.

17:14:27;00
This outpouring of support from our respective customers and partners reinforces the industrial logic of the merger. It also makes Rob and I wish we had found a way to join forces sooner. Yet, perhaps the greatest area of enthusiasm has been around our new product roadmap. Customers love the idea of an enterprise data cloud that supports both hybrid and multi-Cloud implementations with use cases that span from the Edge to AI.

17:14:57;26
They also appreciate that much of our software from the two companies is common, Open Source and also complementary code. Thereby making our job of integrating the two platforms easier and less risky. Our customers also appreciate the glide path we have created for them. And to date, we have seen no change in purchasing habits.

17:15:21;22
As most of you are aware, Cloudera and Hortonworks are prohibited from operating as one company until the merger is closed. However, during this pre-closing period, we have made tremendous progress in planning post-merger integration and many of our critical integration decisions have been made. We have consultants from top, professional services firms helping us get the planning and execution right.

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17:15:45;16
We also have a joint steering committee, integration management office and functional integration teams dedicated to merger integration. My sincere thanks to all the individuals in both Hortonworks and Cloudera for their cooperation and commitment to achieving our shared vision for the new company.

17:16:06;13
Our merger integration teams are working extremely well together and are ahead of schedule. Here's a quick update on some of concrete steps that we've taken in a pre-closer merger integration planning. Every business function has created their integration plans. This will enable a fast start to capturing the expected merger benefits.

17:16:28;10
The engineering of product teams have already agree on our giant joint product vision and roadmap. We have independently completed the engineering work to ensure that soon after the merger closes, Cloudera's Data Science Work Bench and Hortonworks' data flow offerings will function with each other's platforms and could be cross-sold.

17:16:51;25
We have validated our specific cost synergy assumptions by functional area and believe that we have identified the potential for even greater synergy than assumed, which we intend to reinvest in high growth areas including hybrid Cloud, machine learning, IoT and Edge. I could not be more pleased by the substantial work that has been done to date and the reception that our plans are receiving in the market from our partner network.

17:17:18;29
After working on integration planning for more than 60 days, the overriding finding is that our companies are more similar than we had appreciated. Culturally, we share the same commitment to Open Source software, innovation and customer success. As we've highlighted in the past, our product roadmaps and technology vision for the future are nearly identical.

17:17:42;07
Our go to market strategies, sales, channel and partnerships are the same. We have been impressed at how well aligned we are already. We target similar customers with similar technology in a similar way. The things that differentiate us are mostly relative strengths that we want to preserve in the combined company for competitive advantage and customer benefit.

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17:18:05;16
And on the practical front, integration is aided by both companies being headquartered in Silicon Valley, and each of us having development and support centers in both Hungary and India. This makes integration easier and increases our ability to capture more synergies earlier. As to customers, we have very little overlap among our combined customer base, with fewer than 5% of all customers in common.

17:18:33;25
This enlarges our opportunity, reduces the potential for destruction of sales motion and simplifies the assignments of account executives. On the whole, we are happy with the status of integration planning and particularly the feedback on our plans from our ecosystem of customers, partners and developers. To be sure, there's plenty of work to do. But the challenges of integration that technology companies typically face are less apparent here. Now, I'd like to ask Jim to provide more detail, financial update. Please, Jim.

JIM FRANKOLA:

17:19:05;28
Thanks, Tom. Hello, everyone. Across the board, we had another good quarter in Q3. Subscription software revenue was $100 million for the third quarter, an increase of 28% year-over-year. In total, revenue was $118 million for the third quarter, representing 25% growth over the year ago period. Given that our merger announcement occurred mid-quarter, we are very satisfied with our execution in the face of this news.

17:19:34;08
Some highlights this past quarter: We increased by 33 the number of customers who started at or have grown to more than $100,000 of annual recurring revenue, bringing the total to 601 customers in this class. As of Q3, we had 74 customers with more than $1 million ARR, representing 52% of software revenue.

17:19:58;23
Finally, our net expansion rate in Q3 held relatively steady at 127%. Collectively, these measures reflect our ability to both acquire target customers and advance customers along a journey toward increasingly attractive unit economics. As I review the remainder of the income statement, note that unless otherwise stated, all references to expenses and operating results are on a non-GAAP basis.

17:20:26;15
Historical non-GAAP results are reconciled to GAAP results in the press release issued earlier today. Cloudera's continued focus on operational efficiency was reflected in Q3 results, as margins and expenses improved in nearly every respect. In particular, expenses were much better than expected. In anticipation of the leverage that the merger provides, we

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slowed hiring in areas that will be impacted by the merger and have gotten a fast start on achieving our cars-- cost savings targets.

17:20:58;25
Total gross margin for Q3 was 79% compared to 73% in Q3 of last year. This is driven by subscription gross margin of 89% up from 86% a year ago. As to operating expenses, sales and marketing expense was $49 million for the third quarter, or 42% of total revenue. This compares to 57% of total revenue in a year ago period.

17:21:22;28
Research and development was $30 million for the third quarter, or 25% of total revenue, improved from 31% a year ago. GNA with $18 million for the third quarter, or 15% of total revenue, versus 12% of total revenue in Q3 of last year. This increase was driven by $6 million of merger related cost. Excluding these costs, GNA would've been 10% of revenue better than a year ago.

17:21:48;18
Overall operating loss was $4 million in Q3, representing a negative operating margin of 3%. This was a substantial improvement of more than 22 percentage points compared to the year ago period. Loss per share was $0.03 in the third quarter based on 152 million weighted average shares outstanding. Compared to a loss per share of $0.17 in the third quarter of fiscal 2018.

17:22:11;24
Please review the financial statements and tables-- please review the financial statement tables in today's press release for additional information regarding historical and forward looking stock based compensation expense and shares outstanding. Now, turning to the balance sheet and cash flow.

17:22:28;10
We exited Q3 with $453 million in cash, cash equivalents, marketable securities and restricted cash. Operating cash flow for the third quarter was negative $7 million, which includes $6 million of merger related spending. Cash flow performance was better than expected due to strong collections and early achievement of the merger related savings.

17:22:52;12
Year to date, operating cash flow was negative $6 million compared to negative $20 million in the first three quarters of fiscal 2018. These results have us on track to meet our standalone company goals of being operating cash flow positive in Q1 of 2020 and for the full fiscal year 2020.

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17:23:13;17
Capital expenditures were $2 million in the quarter. Total deferred revenue was $277 million at the end of the third quarter, up 19% year-over-year. Short term deferred revenue was $243 million, up 23% year-over-year. I will conclude by providing initial guidance for fiscal Q4 and updated guidance for fiscal 2019.

17:23:36;18
Note that the guidance is provided for Cloudera on a stand-alone basis. We intend to provide guidance for the combined company after closing of the merger and completion of Cloudera's fiscal fourth quarter. We expect Q4 total revenue to be between $119 million and $122 million, representing approximately 17% growth compared to Q4 of last year, with subscription software revenue in the range of $101 million to $103 million up approximately 21% year-over-year.

17:24:09;07
Net loss per share is projected to be $0.12 to $0.10 based on 155 million weighted average shares outstanding. For the fiscal year 2019, we expect total revenue to be between $450 million and $453 million, representing approximately 23% growth compared to fiscal year 2018. With subscription software revenue in the range of $380 million to $382 million up approxim-- m-- l-- le-- 20%-- sorry. Up approximately 27% year over year.

17:24:41;15
Net loss per share is projected to be $0.40 to $0.38 based on 151 million weighted average shares outstanding. We expect operating cash flow for this year to be negative $25 million to negative $20 million. Note that operating cash flow projections for fiscal 2019 include approximately $12 million of Q3 and Q4 expenses related to the announcement of and planning for the merger.

17:25:10;06
Upon closing of the merger, there will be additional costs which may be incurred as early as January 2019. These additional costs have not been included in our operating cash flow forecast for fiscal 2019. To summarize, not only did we executive well on our stand-alone business, but we made a surprising amount of progress on the merger.

17:25:31;02
By limiting hiring to areas that directly support growth, we have achieved more than 20% of merger synergies before the deal has closed. This combination of solid execution and focused hiring is driving our financial results for the year. With that, I'll turn-- return the call to Tom for some concluding remarks.

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TOM REILLY:

17:25:48;27
Thank you, Jim. Just a few thoughts before we take questions. We are really pleased with our execution in Q3 and more importantly, in the strategic combination that we've announced with Hortonworks. Planning and pre-closing merger integration work is going very well. All of us are encouraged by how the combined company will be positioned in the next generation data management market.

17:26:09;04
As one company, we will provide a comprehensive solution set for customers from the Edge to AI and accelerate our momentum in Cloud innovation. I'm sure that many of you took note of IBM's announced acquisition of Red Hat. Of course, the move by IBM underscores the importance of Open Source software and strategic data center technology.

17:26:31;21
But the real significance of the deal from an industry point of view is its reinforcement of the macro trend towards hybrid and private Cloud environments. This is the enterprise data Cloud concept. A public Cloud experience at the Edge, in the data center, in private Cloud, on premises and, of course, across multiple public Clouds. Cloud everywhere.

17:26:55;20
I'm especially looking forward to leveraging Hortonworks' strategic partnership with IBM to take advantage of their Red Hat investments. As soon as our merger closes, we will be the only next generation data management company to run across all major public Cloud infrastructure, Amazon Web Services, Azure, Google, IBM and Oracle.

17:27:20;08
We believe that operating across all Clouds while also offering a public Cloud experience everywhere, what we call the enterprise data Cloud, is a powerful competitive advantage because it is what enterprises expect. The team and I are grateful to our customers, our employees, our development community, our partners and, of course, to our investors. Thank you all for joining us on this special day. Operator, this is a great time for us to begin the Q&A portion of the call. Thank you.

OPERATOR:

17:27:51;18
At this time, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from the line of Tyler Radkey from Citi. Your line is open.

TYLER RADKEY:

17:28:10;29	Hey, thank you. Good evening, gentlemen. My first question, I was just hoping you could walk us through the outlook for Q4, especially as I look

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at net expansion rates, which came in, you know, at 127% which is pretty strong. And, you know, you-- it looks like you're adding-- a healthy amount of new customers as well.

17:28:29;04
So I'm just curious why-- revenue growth would be below 20% in 2019 or, you know, subscription revenue growth I guess is around 21%. It just seems like the combination of customer additions and, you know, at a mid to high twenties net expansion rate would support higher growth.

JIM FRANKOLA:

17:28:49;19
Yeah. Thanks, Tyler. This is Jim. Recall that net expansion rate is a lagging measure. And that we initiated a go to market transformation earlier this year. So, we anticipated disruption in the first part of the year, in bookings, which we saw. It takes a while for those-- that disruption in bookings to be reflected in revenue. So, what you have reflected in our Q4 revenue guidance is the result of the transactions that we did in the first part of the year. It's-- it's basically that simple.

TYLER RADKEY:

17:29:23;03	Okay. And-- I guess where would you expect those to truss out? I think you originally said in the low 120s. Is that still your expectation?
JIM FRANKOLA:

17:29:32;28
Yeah, that's still the expectation. Once-- once again, when you look at net expansion rate, it's-- it's helpful to look in an annual context. So, our guide for revenue for the year is 27% growth in software revenue, which is actually-- I think about three percentage points higher than our initial guidance for the year.

17:29:49;21
So the year has turned out to be better than we initially expected. So, of those 27 percentage points of growth, let's call it roughly five, six percentage points will come from new customers added over the course of the year. So therefore, call it some number in the low twenties. 20, 21, 22 will come from our existing customers.

17:30:09;29
And it's not a perfect correlation between that number and net expansion rate, but it's pretty-- pretty good. So that's-- that's the guidance that we gave earlier in the year. That's where we are today. I think early in the year, I was-- I was expecting net expansion rate to top out in the high one-teens, like 118, 119. Obviously, it looks like we'll be a little bit better than that.

TYLER RADKEY:

17:30:33;21	Great. And then if I could sneak one more in. Maybe just as you think about-- heading into FY20, obviously, you'll be-- a combined company,

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but just how you're-- you're thinking about execution and-- and kind of return to growth now that you have-- you know, the strategy laid out and-- and a new head of sales and everything.
TOM REILLY:

17:30:53;04
Tyler, this is Tom. I'll-- I'll take a pass on that and Jim might have further thoughts. So-- one-- I'm very pleased with-- our new head of sales who's joined Cloudera. I'm excited that-- we are early in identifying revenue synergies from the merger. Those'll come from immediately on almost day one our cross-sell capabilities. We mentioned a couple during the call. We've already identified some that can-- follow in the subsequent quarters.

17:31:25;10
And then the innovation that we're going to drive-- especially around our enterprise-- data Cloud strategy is going to be a strong differentiator. We think the market is moving towards us from it just being a public Cloud versus on-premise, to enterprises realizing that they want a hybrid, multi-Cloud strategy. So, all of this gives me great confidence that-- we see continued strong growth.

OPERATOR:

17:31:56;05	Your next question comes from the line of Daniel Ives from Wedbush. Your line is open.
DANIEL IVES:

17:32:02;09
Yeah, thanks. So great timing on the call. J-- just to confirm, so you're-- you're maintaining your targets on the combined company that you gave-- when you announced the deal. I just-- because I'm getting a few questions from ambassadors just to confirm.

JIM FRANKOLA:

17:32:16;29
Yeah, I-- I-- I'm not sure I heard the question. If the question is when will we be releasing guidance-- and updating our model for the combined company, it will not be until we obviously close the transaction and close our Q4 business because obviously Q4 is by far the biggest quarter of our year. That is what will allow us to set the guidance for fiscal year 20. So, we'll do it after-- after our Q4 results are in.

DANIEL IVES:

17:32:46;04	And just the last question, so-- so you're-- you're maintaining the targets that you gave on the combined company-- when you announced the deal? I just want to confirm that.
JIM FRANKOLA:

17:32:59;01
Yeah. So-- so let-- let me start with that and then I'll let Tom take over. When we announced the deal, what I'll say is we didn't issue guidance or targets. We wanted to describe what the profile of the company would look like. And as a combined entity in fiscal year 21, or calendar year 20,

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we said that we would be more than a $1 billion of revenue, growing faster than 20% a year, with more than a 15% operating cash flow margin.

17:33:28;01
There are literally only a handful of enterprise companies that fit that profile. And the companies that fit that profile are attacking large markets with disruptive technology and are well managed. Now, that does not mean we're guiding to $1 billion of revenue. We're guiding to more than $1 billion of revenue. Exactly what that's going to be, we'll have much better insight. Once again, we need to close Q4, I need to understand how much of a deferred revenue haircut we'll be taking on the Hortonworks revenue. So-- so don't take that as guidance, take that as a profile of the type of company we will be.

DANIEL IVES:

17:34:05;19	Thanks for the clarity.
OPERATOR:

17:34:08;21	Your next question comes from the line of Michael Turtip from Raymond James. Your line is open.
MICHAEL TURTIP:

17:34:15;00
Hey, guys. Good evening. Looks like-- very strong numbers-- in just about all respects. The-- the billings number, Jim, I know not your favorite-- was a growth rate of about 16% in the short term. I calculated around 10%. So y-- you commented that-- that-- that bookings were-- you know, weaker in the first half of the year. Are bookings still weak? And should I think of that 16% as-- as more like the bookings number?

17:34:42;01
And-- and the-- the broader context in-- in which I ask that-- is what-- what's going on in terms of demand for-- on-premise Hadoop? And-- as you probably know, you know-- another data management company-- talked about a deceleration in on-premise Hadoop demand to less than 20% this year and (undiscernible) bookings the next year.

17:35:03;26
So I was wondering if you could, as I said, comment on that kind of mid-teens billings number and-- and-- you know, should we be concerned that-- that that's an indication that-- that other companies' thoughts about on-premise Hadoop deceleration are correct.

JIM FRANKOLA:

17:35:16;29
Y-- yeah, w-- we're going to break-- break that question up in two pieces. What-- what I'll say is-- I'm not going to get on my soapbox on-- on billings other than to say it's not a great measure on a quarterly basis. If you were to look at our trail in 12 months total billings-- they're up I think

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about 18% year-over-year. We are seeing-- shorter contract durations and, more importantly, shorter billings durations.

17:35:41;20
So in fiscal year 17 and 18, our average billing duration was a little bit over 14 months. In Q3, it was 13 months. So-- so-- we're getting closer and closer to up front annual payment terms. So that will be a drag on billings growth relative to-- bookings and revenue growth. But then with that said, if you compare that 18% growth in billings on a trailing 12-month basis compared to our revenue guidance-- in Q4, compared to our growth in-- deferred revenue-- short term deferred revenue, all those numbers converge in roughly around 20.

17:36:19;08
So-- so-- so what you're seeing here is-- is a business that is positioned to grow roughly 20%-- —a little bit faster than that on software come Q4. And clearly, post-Q4 is where we're looking to see the benefits on a stand-alone basis of the go to market transition. And then-- and then, obviously, we're going to accelerate that with the merger with Hortonworks. I'll turn it over to Tom to talk about-- the second part of your question.

TOM REILLY:

17:36:45;21
Michael-- good to hear your voice. Thank you for the question. And I know that-- another Michael, a CEO (LAUGH)-- one of our peer companies-- made some comments about on-premises Hadoop slowing down. I don't want to disagree with him. There's some validity to what he says. But here's a couple things I'd like to share with you.

17:37:02;23
First off, we don't view ourselves as an on-premise Hadoop customer or-- or provider. Our capabilities have gone way beyond what was traditionally called Hadoop. Our value proposition is managing data across multiple data stores-- including Cloud storage buckets and on-premise environments. And we do see traditional bare metal deployments slowing down because customers want to move workload to private Cloud and public Cloud, what we call the enterprise data Cloud.

17:37:32;04
And we are capturing those workloads. So-- as I said, the-- the discussion no longer is it, you know, bare metal on-premise. Our customers want Cloud capabilities. And they want their Cloud capabilities in multiple areas. They want it in their private Cloud and they want it across multiple public Cloud players. No longer are they just-- they want to avoid Cloud lock-in. They're not betting on just one public Cloud provider. And Cloudera's in a very unique, competitive position to capture the market

MEDIA ID: LIVE	PG.16

growth where the market is headed. So hopefully, that provides some clarity on the other Michael's comments in his earnings call.
MICHAEL TURTIP:

17:38:07;21
Great, thank-- thanks-- Tom and Jim. I guess my-- my-- my follow up, you know, in-- in the same line of questions still-- and Jim, you just said basically 20% of the real economic growth in fourth quarter. You've said over 20% growth for combined companies at fiscal 20. Y-- you haven't talked about the-- the intervening years yet.

17:38:24;19
But I'd say, you know, let-- let's just say, you know, since the guide of-- of over 20% that you gave-- on the merger call-- and given-- some of those inputs that-- you know, from-- from that other ma-- data management company in the quarters-- trends, any-- any-- diminution at all in your confidence in those kinds of growth profiles?

JIM FRANKOLA:

17:38:47;10
I mean, from-- from my standpoint, everything that I see gives us confidence-- I'll back up to our long term commitment. Way-- way back in-- in-- when we went through the IPO, we noted that our net expansion rates in our customer set ranged between 120 and 150. And-- and where we are today, we're still above 120.

17:39:09;02
More importantly, when we look at our target customer set, the G-- G2K, th-- and-- and companies like that, their net expansion rates continue to be well above that 120. So, as we are executing this go to market transformation, of which part of it is a refined target market, I see that as something that's going to help our net expansion rates over time.

17:39:32;10
Clearly, everything that we see happening with the merger with Hortonworks, the ability to cross-sell product. I don't need to go through the-- the-- the whole pitch of-- of innovation and Cloud and so forth, all of that will be a tailwind for positive growth and net expansion rates.

17:39:49;06
Now, we don't know exactly how much it will be. We-- also understand, as we execute the merger-- for the first few months, we have got to bring two companies together. That's why we want to get past the merger, to close, get Q4 results under our belt before we give more guidance on both fiscal year 20 as well as the longer term business model, which I think would include fiscal year 21.

MICHAEL TURTIP:

17:40:14;16	Great, guys. Thanks for your help.

MEDIA ID: LIVE	PG.17

MALE VOICE:

17:40:17;09	Thank you, Michael--
OPERATOR:

17:40:17;16	Your ne-- your next question comes from the line of Jack Andrews from Needham. Your line is open.
JACK ANDREWS:

17:40:24;07
Well, good afternoon. Thanks for taking my question. I was wondering if you could rank order either in terms of specific partner names or maybe just categories of partners. You know, who is most excited about this merger and maybe who has the most questions around it?

TOM REILLY:

17:40:39;02
This is Tom. Good question, Jack. I haven't thought I, like, in a ranked order. But let me go through who-- for the most part, all partners are very excited. So, each of Hortonworks and Cloudera had over 3,000 partners in our programs. And-- they were complete overlap, say, for two partners. And so when you talk to the GSIs, they're very ecstatic because the GSIs have to invest skills, they have to train their teams.

17:41:07;17
They're building solutions on top of the platforms. So, they like seeing an industry standard emerge. They have one platform that they can write to and it satisfies all the customers that they talk to. The next one are the ISVs. So, we at Cloudera have over 500 ISVs in our program. These ISVs all have to integrate their software to two platforms today.

17:41:28;17
Quickly next year and as we deliver our first combined platform, they only have to integrate to one platform. That's going to make those integrations tighter. Now, customers benefit from both those things. SIs with better skills and deeper domain on one platform, and ISVs that have done a better job of integrating.

17:41:49;09
Finally-- we have been-- both Hortonworks and Cloudera have had a focus of bringing large enterprise customers and their workloads to the Cloud platforms, the public Cloud platforms, in particular today, Amazon, Microsoft and to a degree Google. These partners have all expressed excitement about our merger because they too don't have to-- spread their time between two firms, two different sales forces that are competing.

17:42:23;09
They want to put their energy behind us and help accelerate those-- migrations to their platforms as well. And then finally-- I've always been envious of-- the work that Hortonworks has done with IBM. I'm pleased

MEDIA ID: LIVE	PG.18

that IBM is very excited about this partnership. And-- we are going to embrace that partnership and take it to the next level.

17:42:46;15
And finally, I-- I certainly believe that my colleagues at Hortonworks are excited about the relationship with Intel and the strategic work that we've been doing there. But I can attest that Intel is also very excited about-- this merger because it helps them-- get more optimization upstream towards-- for their platform.

17:43:07;14
So Jack, I-- I can't identify any partners to date that have expressed concerns. Nor have I come across any customers that have expressed concerns. In fact, we're almost-- receiving lots of great momentum and support to bring the two companies together.

JACK ANDREWS:

17:43:25;23
Well, great, I really appreciate that detail. If I could just ask you a quick follow up, Tom. I-- I was wondering if you could drill down on the impact of this merger as it relates to-- the, you know, strategy you outlined at your analyst day, which was specifically around taking market share in the data warehouse segment. You know, whether that-- that kind of strategy is still-- intact in terms of, you know, the combined company, or-- or how you're thinking about w-- that particular-- initiative that you had outlined-- several months ago.

TOM REILLY:

17:43:53;25
Thank you, Jack. That-- that strategy and initiative is alive, well and growing extremely well. So-- basically, sequel capabilities on our platform are maturing very rapidly and customers are moving increasingly more workloads from traditional data warehouses to this platform. Our office data warehouse is particularly designed to capture these migrations that want to move to the Cloud, where you see a company like Snowflake or Amazon's Redshift traditionally serving those Cloud markets.

17:44:26;27
But we have strong competitive advantages in data warehousing. So first and foremost, we offer the only data warehouse that combines both sequel and machine learning against the shared data experience. None of the other players are doing that today. Secondly, we offer it in a hybrid fashion so you can do it both on-premise or in the public Cloud. And increasingly, you want to do both if you're managing a migration.

17:44:49;29
So that's very powerful. And then we can get technical, but we have-- we have years and years of experience of doing this at great scale. And so we're bringing those years of experience to bear. We believe data

MEDIA ID: LIVE	PG.19

warehouse workloads are naturally going to land on our platform and we're well positioned to capture those.
JACK ANDREWS:

17:45:12;23	Great. Well, appreciate the detail and thanks for takin' my questions.
MALE VOICE:

17:45:15;28	Thank you, Jack.
OPERATOR:

17:45:17;12	Your next question comes from the line of Chad Bennett from Craig Hallum. Your line is open.
CHAD BENNETT:

17:45:23;13
Great, thanks for taking my questions. Real quick, probably for Jim-- Jim, I think last quarter you talked about-- or at least gave-- a metric around initial deal sizes-- considering the change in the go to market. Any update there? I guess-- I didn't hear it this quarter.

JIM FRANKOLA:

17:45:42;05
It-- this quarter, our initial deal size was much closer to historical average. As you would expect, that tends to bounce around-- quarter to quarter. We tend to want to focus on customers that land at hi-- at w-- greater than $100,000 of ARR or expand more than $100,000 of ARR. That's-- that's really our measure of a true, new customer and engagement. Once again, this quarter we did 33, up from 30 last quarter. We're pleased with our progress in landing and expanding-- customers at that greater than $100,000 level.

CHAD BENNETT:

17:46:18;28
Okay. And then-- for Tom-- going back to, you know, the-- you know, the merger targets-- for 2020-- if-- if I'm hearing you correctly on-- on your-- your kind of pre-close-- integration execution here-- revenue synergies-- you believe you're-- you're already seeing-- you know-- in terms of potential. And you've made headway-- in terms of, you know, HDF being capable to the Cloudera base and-- and Data Science Work Bench, to the Hortonworks space.

17:46:54;28
I don't believe revenue synergies were-- factored in that $1 billion plus-- or any meaningful revenue synergies in that $1 billion plus target. And then secondly, you talked about-- you know, financial cost synergies, so to speak-- being ahead of plan-- albeit-- y-- you-- you likely will reinvest that.

17:47:18;11	So I-- I just want to make sure, in light of what you said on October 3rd to what you're saying today-- it seems to me-- that not only is that 2020

MEDIA ID: LIVE	PG.20

framework solid. But, you know, you-- you-- you potentially-- are ahead of the game there. Am I-- characterizing it correct?
TOM REILLY:

17:47:44;02
Chad, I think there's a lot of validity to what you're saying. It is true that-- our business case had no revenue synergies assumed. In fact, there was some dis-synergy-- expected. But I will tell you, I am encouraged-- at how our teams are coming together. I'm encouraged of the little bit of the small overlap between our customer bases.

17:48:03;25
I am encouraged-- by the fact that-- because we both have our platforms in Open Source, each of our teams independently were able to test our cross-sell opportunities now and get them ready for early. Soon as we announce this merger and close it, we're going to show up at each of our respective customers and give them capability that didn't exist pre-close.

17:48:23;13
So I'm en-- very encouraged. I'm not in a position to say are there-- you know, what we think those revenue synergies are. But-- I'm very encouraged with-- our opportunities to-- drive growth. And we do expect to have, you know, many more resources and opportunities to invest in growth. Our-- our roadmap that we are laying out-- at the time we had that same-- we talked about our strategy, we-- we talked about our hybrid Cloud roadmap that we were going to deliver independently.

17:48:55;12
Hortonworks had a separate-- Cloud roadmap that they're delivering. Together with the synergy we found in engineering and overlap, we're accelerating the delivery of that to the point now where we're actually talking to customers about the capabilities that they'll be receiving, you know, quite quickly. So, I'm encouraged is how I would frame it, Chad. And I think by the time-- you know, Jim's prepared after our Q4s and looking at the plans to give guidance-- I-- I think he'll be able to deliver more accurate-- predictions there.

CHAD BENNETT:

17:49:29;09
Okay. And then just-- maybe one real quick, if I could. Tom, I-- I believe you mentioned in the net new customers in the quarter-- how well the hybrid-- architecture or pitch is going. Can you just provide more color on-- on how-- you know, I think the big trepidation here is, you know, net new is going to, you know, kind of fall off a map because they're just going to, you know, bypass you and-- and move straight to, you know, the Cloud guys. Just-- just kind of g-- any color on how you're winning deals and-- and ha-- you know, how the hybrid pitch is-- is resonating more-- more detailed?

MEDIA ID: LIVE	PG.21

TOM REILLY:

17:50:10;07
Yeah, Chad, I'll-- I'll-- I'll be-- let me just-- let me get specific to help you here. So-- what I said in my prepared remarks is the market is moving in our direction. If you look two years ago, enterprises were trying to figure out what this public Cloud thing was. And they were spending time with the AWSs of the world understanding those platforms and going right to public Cloud.

17:50:33;22
Large enterprises that moved to the public Cloud just two years ago are wanting to move off public Cloud. They do not like the cost, they do not like the-- lock in that it poses. They suddenly are stuck with one public Cloud provider and all that they have to offer. And so they're moving workloads back into private Cloud or across multiple Clouds to avoid that lock-in and have-- leverage over th-- those infrastructure costs.

17:51:02;25
What we hear from customers, public Cloud is just the new hardware for them. If a complete stack was going to win the market, then Oracle plus Sun would've won a long time ago in the data center. It's not what customers want. They want the flexibility and they want this hybrid enterprise Cloud capability.

17:51:20;20
Now, I'll talk. In the quarter, we won 63 new customers. Customers are coming to our platform, all of them are evaluating Cloud. And it's our hybrid Cloud capabilities are winning. Here's th-- and I'll-- I'll give you th-- th-- the caliber of some names I'm allowed to share. You know, Indonesia's largest motorcycle manufacturer, Astra’s Honda Motor, okay, selected us for our Cloud capabilities.

17:51:47;09
Tufts Health Plan selected us in a competitive battle for our Cloud capabilities. Mizuho Securities here in the U.S.A., a very conservative company, selected us for our Cloud capabilities. In Michigan, one of the largest utilities, DT Energy, selected us for our Cloud capabilities. These are new wins. I've got an equally long list of existing large enterprise customers that moved workloads to the Cloud with Cloudera. And so it is-- we are uniquely positioned to run where our customers want to run and give them a lot of flexibility.

CHAD BENNETT:

17:52:27;13	Great color. Thank you, Tom.
TOM REILLY:

17:52:29;25	Thank you, Chad.

MEDIA ID: LIVE	PG.22

OPERATOR:

17:52:31;21	Your next question comes from the line of Karl Keirstead from Deutsche Bank. Your line is open.
KARL KEIRSTEAD:

17:52:37;24
Thank you. Maybe this question is for-- (THROAT CLEAR) for Jim. Jim, one of the takes from this call for me anyway is that it-- it feels like the-- the costs of synergies are being realized-- faster than-- than at least I expected. And so I just wanted to return to your initial target for $125 million in annual cost synergies in calendar 19 or-- or fiscal 20.

17:53:02;01
Initially when you gave that number, I-- I would've assumed that perhaps-- in terms of the weighting-- first half 19, second half 19 that the cost synergies might be a little bit more weighted to the second half as it takes some time to execute on them. But given the pace at which you are realizing these cost synergies, I'm now wondering whether-- those savings might land a little bit more in the first half. Any-- any-- any thoughts on how they'll be realized throughout the year, given the outperformance this past quarter? Thank you.

JIM FRANKOLA:

17:53:32;27
Yeah. So-- Karl, I'm-- since I didn't give any guidance on the quarterization of that, I'm not going to update my-- my lack of guidance. What-- what I will do is-- is say that directionally, what you're hearing from us is that as we've gotten into the merger planning, I'll echo some of Tom's comments, we are more alike than dissimilar.

17:53:55;23
As one of the executives who's actively engaged in-- in this process on a daily basis, the teams are working extremely well together. They are planning with the idea of the combined entity and optimizing for it. And because of that, decisions are overall being made faster than what I've seen in the past.

17:54:17;08
And-- and-- and look it, I've-- I've done big acquisitions at IBM. I've done mergers-- of equals before in software companies. By far, this is going faster and better than anything I've ever been associated with. So-- so yes-- whatever savings that you probably were assuming that we would get, we're probably going to get a little bit faster-- because so far-- th-- the merger planning process is going extremely well. We're not done. There's always a chance for surprise. But we really like what we see so far.

KARL KEIRSTEAD:

17:54:51;03	Okay. I appreciate that. Thank you.

MEDIA ID: LIVE	PG.23

JIM FRANKOLA:

17:54:54;05	Thanks, Karl.
OPERATOR:

17:54:55;01	Your next question comes from the line of Rishi Jalura from D.A. Davidson. Your line is open.
HANNAH:

17:55:02;06
Hi guys, this is actually Hannah on for Rishi. Thanks for taking my question. (MIC NOISE) I was wondering if you could comment on the international traction you've seen this quarter and if there have been any regions that have outperformed.

TOM REILLY:

17:55:16;05
This is Tom. I will-- seeing that I just returned from Southeast Asia, I'm-- I'm kind of-- attuned to it. But I'm very, very pleased with Southeast Asia's-- performance. And-- our international markets continue to be our strongest growing markets, led by Asia-- and then followed by Europe.

17:55:39;22
And so-- and what we saw is basically 49% year-over-year growth in our international markets. So, a very, very strong market for us-- and one that we are well positioned. And one that, you know, the combined entity is going to be very strong in it.

HANNAH:

17:55:58;12	Perfect. Thanks. And then second question-- I know you recently hired a head of sales. And I was wondering in the near term what the top priorities for him will be.
TOM REILLY:

17:56:11;07
Yeah, so-- our new head of sales (LAUGH)-- a wonderful, wonderful individual and he's having a great impact. I always chuckle because-- he joined us two days before our merger was announced. So, he had-- a nice welcome party. His top priority is following through on the transition that we began three quarters ago, which was intended to continue our strong net expansion rate growth and focusing in on driving-- customer expansions and also building out our channel.

17:56:44;23
And so he's hit the ground running. What I find exciting is that a lot of the learnings that Cloudera has invested in over the last few quarters in understanding how to drive expansions, what's our targeted market and how to leverage a channel is going to be directly applicable to the expanded customer base we have with our colleagues at Hortonworks. And so-- they've been briefed on the work. They're as excited about it. And-- and we look forward to driving that.

MEDIA ID: LIVE	PG.24

HANNAH:

17:57:13;21	Great, thank you.
TOM REILLY:

17:57:15;15	Thank you, Rishi.
OPERATOR:

17:57:16;29	Your next question comes from the line of Marc Murphy from JP Morgan. Your line is open.
MARC MURPHY:

17:57:23;26
Yes, thank you. Jim, how did the in-quarter net expansion rate compare to that 120% rolling four quarter number? Are you able to c-- just comment on that directionally, d-- or should we infer from your comment that-- that it was a little below that in-quarter?

JIM FRANKOLA:

17:57:38;02	Yeah. We were I think 128% last quarter, 127% this quarter on a rolling four quarter basis, which means that the in-quarter rate, by definition, is a little bit less than 127%.
MARC MURPHY:

17:57:51;16
Okay. Okay, great. Now (THROAT CLEAR) as-- as Michael-- had pointed out, I think the-- the short term billings grew about 10%. And the short term deferred revenue came down-- quite a bit sequentially or, you know, quite-- or more than it normally would.

17:58:08;14
Is that 10% growth-- a fair indication of the overall bookings, glide path that you've got currently I guess while you're-- you're producing these very rapid-- improvements in the margin structure on the PNL? Is that a fair way to think about it? And also, just did-- did anything in particular drag down that-- that short term-- billings number in terms of-- you know, where the-- maybe-- maybe some of the headlines from the-- the plan merger had-- had a bit of an effect here or there?

MALE VOICE:

17:58:38;18
No, I-- I me-- I mean, once again, the-- the m-- Q3 billings, to the extent that they are off our long term trends are noise. So-- so once again, we did fewer-- multi-year deals with pre-paids in Q3 than we did in previous years. So that-- that impacts the short term billings. We also-- just have the normal ebbs and flows of when transactions are closed versus when they are invoiced.

17:59:12;22
I'm not overly focused on the-- the 10% or so growth year-over-year. I'm more focused on once again the trailing 12-month number, which is somewhat higher. And then-- and then from my standpoint, the sequential change in deferred revenue, I-- th-- that-- that's fairly typical for us. I-- I

MEDIA ID: LIVE	PG.25

don't have the exact amount for last year. But we-- we typically see sequential declines in-- in deferred revenue in the middle part of the year, given our high Q4 bookings which then get billed and collected in Q1. And then we have a trough and then-- it increases again in Q4.
MARC MURPHY:

17:59:53;04
Yup, okay. Yeah, thank you for that. And-- and just to clarify, I think the theory on our side is that when we look at the short term billings, it's kind of stripping out the noise of the-- the multi-year-- pre-pays-- year to year. So that's why-- that's why we're trying to do that. But anyway, the-- the-- the last thing I wanted to ask-- Tom, c-- could you help us get our arms around the growth trajectory-- of some of the various-- you know, very promising products you've got-- some of the areas like Kafka and Kudu and Spark itself. And are-- are there some vectors within that portfolio that are-- that are growing, you know, 50% or 80% perhaps?

TOM REILLY:

18:00:35;02
So there-- there's-- a lot of exciting things-- in the Cloudera platform and also in-- the Hortonworks. So, you mentioned Kafka as one area. Kafka's been a strong grower for us. And it's getting great-- traction in the enterprise. With Hortonworks' HDF or their Hortonworks dataflow offering, it combines Kafka, NiFi and Spark streaming into a very elegant-- platform.

18:01:01;18
And we expect that to be-- a big grower for us. The next one I'd like to highlight is what we're doing in Data Science Work Bench. So, we're seeing enterprises, you know, after many years of talking about ML and AI, suddenly maturing and saying, "Hey, it's-- now's the time to start investing in machine learning, in AI."

18:01:26;19
And so we-- you know, in the c-- in the quarter, you know, we added nearly 30 new customers in that area. Today, we just announced our-- our machine learning capabilities powered by Kubernetes. So that's another great area. If you combine HTF-- HTF and Kudu-- that is going to be a strong driver in IoT workloads. And then finally, our Cloud data warehouse is gaining traction.

18:01:54;21
So we have a play which-- we-- call the Netezza Step Up Program. As customers want to migrate from their traditional Netezza platform and they're looking to go to a modern architecture, what we're finding is you might as well move from an appliance to a Cloud environment and to modern software. So, our Cloud data warehouse is-- growing well, along

MEDIA ID: LIVE	PG.26

with just data warehousing in general. So those are all big growth drivers, Marc.
MARC MURPHY:

18:02:21;07	Thank you.
TOM REILLY:

18:02:24;07
And, you know, you had mentioned Spark. Apache Spark is, like-- we've captured nearly every one of our customers on Apache Spark. So-- earlier to the question about, you know, Hadoop. Hadoop was defined by MapReduce and HDFS. Spark has subsumed MapReduce-- in that traditional sense. HDFS is just one of many data stores we support. We like object stores-- as we find in the Cloud and on other environments. So-- and Kudu being yet another store. So-- you know, Spark is th-- the center of our platform.

OPERATOR:

18:03:02;00	Your next question comes from the line of Brad Reback from Steefel. Your line is open.
BRAD REBACK:

18:03:07;06
Great, thanks very much. So a couple of times during the call, you guys have mentioned the idea of reinvesting upside synergies, cost synergies back into the business. How will you prioritize how much to reinvest back into the business, versus letting it fall to the bottom line? Thanks a lot.

TOM REILLY:

18:03:26;00
I-- I will tell you where we will reinvest and I'll let Jim give you the balance. (LAUGH) So-- from a product standpoint-- number one priority is to accelerate our Cloud roadmaps. Our two companies had the exact same-- roadmap and plans. So, we planned to accelerate that.

18:03:44;28
Secondly, when we talk from the Edge to AI, we are going to invest in more in the Edge capabilities and the AI capabilities. So those from a product standpoint are really going to give you kind of a clear roadmap where we intend to differentiate and advance ourselves. Jim will have the-- tough task of-- you know, finding the right balance of, you know, how much goes to the bottom line versus how much we put for-- forward to growth. And Jim, you can share your thoughts.

JIM FRANKOLA:

18:04:09;28
Yeah, and-- and just a little color. It's-- first of all, it's too soon. What we're signaling is that-- that the growth synergies are looking good. The level of reinvestment will be a function of what we think the return on the incremental dollars are. So-- so step one is the build-up called a base case synergy plan.

MEDIA ID: LIVE	PG.27

18:04:28;09
Step two is to look in the various areas for investment, Cloud, IoT-- technical reports to accelerate customer adoption. Assess what we think the returns are, both in a short l-- and long run. And then (undiscernible) that investment level appropriately. So once again, you'll hear more about that after we-- close Q4.

BRAD REBACK:

18:04:51;02	Great, thanks very much.
MALE VOICE:

18:04:53;14	Thanks, Brad.
OPERATOR:

18:04:54;24	Your next question comes from the line of Sanjit Singh from Morgan Stanley. Your line is open.
SANJIT SINGH:

18:05:02;17
Thank you, Tom, thank you, Jim, for squeezing me in. I had-- just a couple of questions-- actually, related to next year. So, Jim, I don't think we've moved to 606 yet. So, I wonder if you could sort of review just from a high level-- what-- major impacts you expect on the various-- revenue lines and-- and on the cost side, how we should think about that. If you'd provide us a framework of that.

18:05:26;20
And secondly-- secondly, in terms of the backlog-- that's a metric that-- that-- software companies have increasingly reported. I was wondering if you could give us any color on where some sort of software backlogs stand today-- as we-- as we start to think about 606 going into next year.

JIM FRANKOLA:

18:05:44;28
Got it. Mike Olson is wrestling me to-- to ta-- take this question. (LAUGH) But-- but-- okay, so 606. We've completed-- our historical work for 606. It doesn't have a big impact on our software revenue-- at least for the past year or two. It does accelerate services revenue into the earlier periods. So-- let's call for software revenue. It will be plus or minus-- one, two, three percentage points-- we think impact.

18:06:17;18
For services, it might be between 5% or 10% of either drag or tailwind depending on what period you're looking at. And once again, w-- we'll provide all the details and the bridges once we close Q4. But-- so I don't think 606 is going to have a big impact. And by the way-- more broadly, the way we recognize the revenue, the fact that-- most of our software is at its core Open Source means that in general, most of our software offerings have revenue with very little upfront-- recognition.

MEDIA ID: LIVE	PG.28

18:06:50;04
So that-- that is one v-- reason why there's not much impact on 606. Rel-- regarding backlog-- too soon. It-- it's-- w-- we're not-- I'll be-- honest, focused on it right now as we're closing the books and focusing on the merger. Let us get through the year and we'll-- look to-- what sort of disclosures at what level in a 606 world we'll give you on backlog.

MIKE OLSON:

18:07:15;21
Sanjit, it's Mike. The only thing I'll (BACKGROUND VOICE) add to Jim's pretty good comment is that-- I was sitting across the desk from him and-- and read the paper upside down. I thought we were implementing 909. So (LAUGH) good thing he's on it.

SANJIT SINGH:

18:07:31;15
I appreciate that, Mike. And then Tom, ma-- maybe to-- to wrap up-- wrap up for me-- just as we think about-- the integration task-- you've been around for a while-- both you, Jim and m-- and Mike have all seen-- mergers before in your careers. From-- in terms of mitigating that, you know-- disruption risk that we're-- that we're all-- well too aware of-- in past-- big integrations, what do you-- what is sort of your game plan in terms of trying to-- mitigate any type of, you know, sales disruption risk as we-- as we start to implement this-- this big merger here between the two companies?

TOM REILLY:

18:08:09;11
Yeah. So-- you know, my experience is-- and Sanjit, you know, mergers are always just-- challenging and disruptive. I think this is unlike most common mergers because-- our companies are roughly the same age. We have-- much of the code we ship is nearly identical code. Much of the code that is not identical is complementary, so we continue to ship it.

18:08:32;23
So there's very few products where we have to, you know, rationalize and pick one or the other. So-- our product teams have come together very, very quickly. As a matter of fact, they're equally impressed. What Hortonworks has done with data playing services-- is very creative. Opened our eyes to some great possibilities.

18:08:53;12
Likewise, what they've seen what we've done with shared data experience. So-- I'm very pleased how the product teams are coming together. In fact, many of our engineers already know each other because they collaborate in the Open Source community, so that is very unique. Take the sales. We're all worried about sales disruption.

18:09:09;15	With fewer than 5% of our customers overlapped and the majority of our growth coming from existing customers-- there'll be very little disruption

MEDIA ID: LIVE	PG.29

to customers and the account execs that they know. Our goal is to drive that down. And our customers are telling us they can't wait to get access to the cross-sell offerings.

18:09:29;09
I do know that Cloudera customers are very interested in Hortonworks' data flow. And we'll be able to bring that to them day one. So-- every merger's hard. This one has its, you know, unique challenges. But the integration teams are ahead of schedule. Everyone is working extremely well together. I think we can minimize field disruption and bring value to our customers nearly immediately. Our customer-- our partners are all happy. The code seems that we can deliver-- our new integrated offering in short time order. So, I am quite-- quite pleased.

SANJIT SINGH:

18:10:09;26	Very good. Thank you for the time, Tom.
TOM REILLY:

18:10:12;11
Sanjit, look forward to talking to you-- again. So-- we're going to wrap up here. Thank you all for joining us. I know the markets were closed. This is a very special day for the nation. And we're recognizing-- the president's passing. I do appreciate-- that you guys joined us-- for your thoughtful questions-- and for following us on this journey.

18:10:34;24
It is very exciting. Our future-- earnings call will be as a new company. And we will be joined by our colleagues-- at Hortonworks. I thank all of them for the great work they've been doing with us in the pre-merger. I look forward to doing this call as a new company that combines the best in Cloudera and Hortonworks. Thank you all and we look forward to talking to you in a quarter.

OPERATOR:

18:11:00;07	This concludes today's conference call. You may now disconnect.
* * *END OF TRANSCRIPT* * *

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (x) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including in a definitive joint proxy statement/prospectus of Cloudera and Hortonworks filed by Cloudera on November 27, 2018, and each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in the registration statement and Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger between Cloudera and Hortonworks, Cloudera has filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-228155), and this registration statement, as amended, was declared effective by the SEC on November 20, 2018. This registration statement contains a definitive joint proxy statement/prospectus and relevant materials concerning the proposed merger. The definitive joint proxy statement/prospectus was mailed to the stockholders of Cloudera and Hortonworks on or about November 28, 2018. Additionally, Cloudera and Hortonworks intend to file with the SEC other materials in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the definitive joint proxy statement/prospectus.

Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the definitive joint proxy statement/prospectus. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger are included in the definitive joint proxy statement/prospectus relating to the proposed merger. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’

website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.